Exhibit 99.1

XPeng Reports Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

•	Quarterly total revenues reached RMB2,851.4 million (US$437.0 million)

•	Quarterly deliveries were 12,964 vehicles

•	Quarterly gross margin reached 7.4%

•	Full year total revenues reached RMB5,844.3 million (US$895.7 million)

•	Full year deliveries were 27,041 vehicles

•	Full year gross margin reached 4.6%

GUANGZHOU, China, March 8, 2021 (BUSINESS WIRE) — XPeng Inc. (“XPeng” or the “Company”, NYSE: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Operational and Financial Highlights

•

Deliveries of vehicles reached 12,964 in the fourth quarter of 2020, representing an increase of 302.9% from 3,218 in the corresponding period of 2019 and an increase of 51.1% from 8,578 in the third quarter of 2020.

•	Deliveries of the P7[1] reached 8,527 in the fourth quarter of 2020, representing an increase of 37.3% from 6,210 in the third quarter of 2020.

•	Among the total P7s delivered for the quarter, 95% can support XPILOT 2.5 or XPILOT 3.0.

•	As of December 31, 2020, XPeng’s physical sales and service network consisted of a total of 160 stores and 54 service centers, covering 69 cities.

•	As of December 31, 2020, Xpeng-branded super charging stations expanded to 159, covering 54 cities.

•

Total revenues were RMB2,851.4 million (US$437.0 million) for the fourth quarter of 2020, representing an increase of 345.5% from RMB640.0 million for the same period of 2019 and an increase of 43.3% from RMB1,990.1 million for the third quarter of 2020.

•

Revenues from vehicle sales were RMB2,735.4 million (US$419.2 million) for the fourth quarter of 2020, representing an increase of 375.7% from RMB575.0 million for the same period of 2019, and an increase of 44.1% from RMB1,898.0 million for the third quarter of 2020.

•	Gross margin was 7.4% for the fourth quarter of 2020, compared with negative 6.6% for the same period of 2019 and 4.6% for the third quarter of 2020.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of revenues from vehicle sales, was 6.8% for the fourth quarter of 2020, compared to negative 8.5% for the same period of 2019 and 3.2% for the third quarter of 2020.

•

Net loss was RMB787.4 million (US$120.7 million) for the fourth quarter of 2020, compared with RMB997.1 million for the same period of 2019 and RMB1,148.8 million for the third quarter of 2020. Excluding share-based compensation expenses and fair value change on derivative liabilities related to the redemption right of preferred shares, non-GAAP net loss was RMB712.6 million (US$109.2 million) in the fourth quarter of 2020, compared with RMB1,097.1 million for the same period of 2019 and RMB864.9 million for the third quarter of 2020.

•

Net loss attributable to ordinary shareholders of XPeng Inc. was RMB787.4 million (US$120.7 million) for the fourth quarter of 2020, compared with RMB1,354.6 million for the same period of 2019 and RMB2,025.8 million in the third quarter of 2020. Excluding share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value, non-GAAP net loss attributable to ordinary shareholders of XPeng Inc. was RMB712.6 million (US$109.2 million) for the fourth quarter of 2020, compared with RMB1,097.1 million for the same period of 2019 and RMB864.9 million for the third quarter of 2020.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB1.05 (US$0.16) for the fourth quarter of 2020. Non-GAAP basic and diluted net loss per ADS were both RMB0.95 (US$0.15) for the fourth quarter of 2020. Each ADS represents two Class A ordinary shares.

•	Cash and cash equivalents, restricted cash, short-term deposits and short-term investments were RMB35,342.1 million (US$5,416.4 million) as of December 31, 2020.

Fiscal Year 2020 Operational and Financial Highlights

•	Deliveries of vehicles reached 27,041 in fiscal year 2020, representing an increase of 112.5% from 12,728 for the prior year.

•	Deliveries of the P7[1] reached 15,062 in fiscal year 2020.

•	Total revenues were RMB5,844.3 million (US$895.7 million) for fiscal year 2020, representing an increase of 151.8% from RMB2,321.2 million for the prior year.

•	Revenues from vehicle sales were RMB5,546.8 million (US$850.1 million) for fiscal year 2020, representing an increase of 155.5% from RMB2,171.2 million for the prior year.

•	Gross margin was 4.6% for fiscal year 2020, compared with negative 24.0% for the prior year.

•	Vehicle margin, which is gross profit of vehicle sales as a percentage of revenues from vehicle sales, was 3.5% for fiscal year 2020, compared to negative 25.9% for the prior year.

•

Net loss was RMB2,732.0 million (US$418.7 million) for fiscal year 2020, compared with RMB3,691.7 million for the prior year. Excluding share-based compensation expenses and fair value change on derivative liabilities related to the redemption right of preferred shares, non-GAAP net loss was RMB2,991.8 million (US$458.5 million) for fiscal year 2020, compared with RMB3,718.8 million for the prior year.

•

Net loss attributable to ordinary shareholders of XPeng Inc. was RMB4,889.7 million (US$749.4 million) for fiscal year 2020, compared with RMB4,642.8 million for the prior year. Excluding share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value, non-GAAP net loss attributable to ordinary shareholders of XPeng Inc. was RMB2,991.8 million (US$458.5 million) for fiscal year 2020, compared with RMB3,708.9 million for the prior year.

•	Basic and diluted net loss per ADS were both RMB12.97 (US$1.99) for fiscal year 2020. Non-GAAP basic and diluted net loss per ADS were both RMB7.93 (US$1.22) for fiscal year 2020.

“We closed 2020 on a strong note, with a record number of total deliveries in the fourth quarter of 12,964 vehicles, led by the P7, our second Smart EV model, which fueled our robust operational and financial performance throughout the year,” said Mr. He Xiaopeng, Chairman and CEO of XPeng. “Our relentless focus on providing highly differentiated Smart EV products to our customers and expanding our sales and service network supported our achievements in 2020 and empowers our sustainable future growth.

[1]	XPeng started mass delivery of the P7 in late June 2020.

“We spearhead innovation in China’s Smart EV market by pursuing end-to-end R&D and closed-loop of data capabilities. We proudly offer our customers a revolutionary in-car voice system and smart cockpit technology, as well as XPILOT 3.0, our self-developed full-stack autonomous driving system, and we are poised to launch our LIDAR-equipped third Smart EV model in the second half of 2021.

“We remain committed to our mission to drive Smart EV transformation with technology and data, shaping the mobility experience of future. As part of our long-term strategy, we are pursuing a suite of cutting-edge Smart EV technologies and products, including the next-generation autonomous driving system and powertrain platform that will be applied to our future smart models,” Mr. He concluded.

“XPeng’s solid results in the fourth quarter and throughout fiscal 2020 exemplify our ability to successfully meet fast-growing market demand for a smart mobility experience,” Dr. Brian Gu, Vice Chairman and President of XPeng said, “Driven by strong growth of vehicle deliveries, our revenue increased 345.5% in the fourth quarter and 151.8% for the full year, both on a year-over-year basis.

“Our profitability continued to improve, thanks to rapid sales growth following the beginning of mass deliveries of P7. Specifically, our gross margin improved sequentially in the fourth quarter, and for the first time, we achieved positive full-year gross margin, marking a significant milestone in our company history, reflecting the power of our business model. Moreover, our strong cash position provides us with a solid financial foundation, which we believe will support execution of our growth strategies, strengthen our competitive edge and enable us to capture immense market opportunities for future growth,” Mr. Gu concluded.

Recent Developments

Deliveries in January and February 2021

•

Total Smart EV deliveries reached 6,015 units in January 2021, representing a 470% increase year-over-year. The deliveries consisted of 3,710 P7s, XPeng’s smart sports sedan, and 2,305 G3s, XPeng’s compact smart SUV.

•

Total Smart EV deliveries reached 2,223 units in February 2021, representing a 1,281% increase year-over-year. The deliveries consisted of 1,409 P7s, XPeng’s smart sports sedan, and 814 G3s, XPeng’s compact smart SUV. As of February 28, 2020, a cumulative total of 20,181 P7s were delivered.

Completion of Follow-On Public Offering of American Depositary Shares

In December 2020, XPeng completed the offering of 55,200,000 American depositary shares (“ADSs”), each representing two Class A ordinary shares of the Company, at a public offering price of US$45.00 per ADS. The number of ADSs issued at closing included the exercise in full of the underwriters’ option to purchase 7,200,000 additional ADSs from the Company.

Entering into a Strategic Cooperation Agreement with Banks for RMB12.8 Billion Credit Facilities

In January 2021, XPeng entered into a strategic cooperation agreement with a handful of leading domestic banks to secure a credit line of RMB12.8 billion with multiple credit facilities. These credit facilities will support the Company’s business operation and expansion in its manufacturing, sales and service capabilities, while optimizing efficiency.

OTA Release of New Xmart OS 2.5.0 and XPilot 3.0

On January 26, 2021, XPeng introduced a significant over-the-air (OTA) update for the P7, releasing a new version of P7’s operating system, Xmart OS 2.5.0. The brand-new in-car operating system features more than 40 new functions, along with improvements and optimization of a large number of existing features. The new functions cover multiple modules, including autonomous driving assistance, voice assistance, smart cockpit, in-car App offerings and personalized settings. In particular, this OTA update features XPeng’s navigation assisted highway autonomous driving solution NGP (Navigation Guided Pilot), which constitutes core capabilities of XPILOT 3.0.

Fourth Quarter 2020 Unaudited Financial Results

Total revenues were RMB2,851.4 million (US$437.0 million) for the fourth quarter of 2020, representing an increase of 345.5% from RMB640.0 million for the same period of 2019 and an increase of 43.3% from RMB1,990.1 million for the third quarter of 2020.

Revenues from vehicle sales were RMB2,735.4 million (US$419.2 million) for the fourth quarter of 2020, representing an increase of 375.7% from RMB575.0 million for the same period of 2019 and an increase of 44.1% from RMB1,898.0 million for the third quarter of 2020. The year-over-year increase was mainly due to mass delivery of the P7, which started at the end of June 2020. The quarter-over-quarter increase was primarily due to accelerated vehicle deliveries of the P7 and the G3 in the fourth quarter of 2020.

Revenues from services and others were RMB116.0 million (US$17.8 million) for the fourth quarter of 2020, representing an increase of 78.5% from RMB65.0 million for the same period of 2019 and an increase of 26.0% from RMB92.1 million for the third quarter of 2020. The year-over-year and the quarter-over-quarter increases were mainly attributed to increased revenue from after-sales services and the increase in sale of retail merchandising services, which both were associated with the increase in the accumulated number of vehicles delivered.

Cost of sales was RMB2,640.8 million (US$404.7 million) for the fourth quarter of 2020, representing an increase of 287.2% from RMB682.1 million for the same period of 2019, and an increase of 39.1% from RMB1,898.6 million for the third quarter of 2020. The year-over-year and the quarter-over-quarter increases were mainly due to the increase of vehicle deliveries as described above.

Gross margin was 7.4% for the fourth quarter of 2020, compared to negative 6.6% and 4.6% for the fourth quarter of 2019 and the third quarter of 2020, respectively.

Vehicle margin was 6.8% for the fourth quarter of 2020, compared to negative 8.5% for the same period of 2019 and 3.2% for the third quarter of 2020. The improvement was primarily due to better product mix, decreased material costs and increased manufacturing efficiency.

Research and development expenses were RMB460.0 million (US$70.5 million) for the fourth quarter of 2020, representing a decrease of 29.4% from RMB652.0 million for the same period of 2019 and a decrease of 27.6% from RMB635.4 million for the third quarter of 2020. The year-over-year decrease was mainly due to higher expenses relating to the development of the P7 in the same period of 2019. The quarter-over-quarter decrease was mainly due to reduced share-based compensation expenses in the fourth quarter compared to a one-off large amount recognized in the third quarter related to the share-based awards granted to the Company’s employees with a performance condition of an IPO.

Selling, general and administrative expenses were RMB917.9 million (US$140.7 million) for the fourth quarter of 2020, representing an increase of 132.7% from RMB394.5 million for the same period of 2019 and a decrease of 23.7% from RMB1,203.8 million for the third quarter of 2020. The year-over-year increase was mainly due to (i) higher marketing, promotional and advertising expenses to support vehicle sales, (ii) the expansion of our sales network and associated personnel cost for sales staff, lease expenses for physical sales and service centers, and commission for the franchised stores. The quarter-over-quarter decrease was mainly due to reduced amount of share-based compensation expenses compared with the one-off large amount recognized in the previous quarter related to the share-based awards aforementioned, offset by increases in marketing, promotional and advertising expenses, personnel cost, lease expenses and commission as mentioned above. Excluding the share-based compensation expenses, the year-over-year and the quarter-over-quarter increases mainly resulted from the higher marketing, promotional and advertising expenses to support new vehicle sales, the expansion of our sales network and associated personnel cost for sales staff, and increased commission to the franchised stores.

Loss from operations was RMB1,121.2 million (US$171.8 million) for the fourth quarter of 2020, compared with RMB1,086.1 million for the same period of 2019 and RMB1,744.2 million for the third quarter of 2020.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB1,046.4 million (US$160.4 million) in the fourth quarter, compared with RMB1,086.0 million for the same period of 2019 and RMB822.6 million for the third quarter of 2020.

Net loss was RMB787.4 million (US$120.7 million) for the fourth quarter of 2020, compared with RMB997.1 million for the same period of 2019 and RMB1,148.8 million for the third quarter of 2020.

Non-GAAP net loss, which excludes share-based compensation expenses and fair value change on derivative liabilities related to the redemption right of preferred shares, was RMB712.6 million (US$109.2 million) for the fourth quarter of 2020, compared with RMB1,097.1 million for the same period of 2019 and RMB864.9 million for the third quarter of 2020.

Net loss attributable to ordinary shareholders of XPeng Inc. was RMB787.4 million (US$120.7 million) for the fourth quarter of 2020, compared with RMB1,354.6 million for the same period of 2019 and RMB2,025.8 million in the third quarter of 2020.

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc., which excludes share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value, was RMB712.6 million (US$109.2 million) for the fourth quarter of 2020, compared with RMB1,097.1 million for the same period of 2019 and RMB864.9 million for the third quarter of 2020.

Basic and diluted net loss per ADS were both RMB1.05 (US$0.16) for the fourth quarter of 2020, compared to RMB7.75 for the fourth quarter of 2019 and RMB5.07 for the third quarter of 2020.

Non-GAAP basic and diluted net loss per ADS were both RMB0.95 (US$0.15) for the fourth quarter of 2020, compared to RMB6.28 for the fourth quarter of 2019 and RMB2.16 for the third quarter of 2020.

Balance Sheets

As of December 31, 2020, the Company had cash and cash equivalents, restricted cash, short-term deposits and short-term investments of RMB35,342.1 million (US$5,416.4 million), compared to RMB2,815.6 million as of December 31, 2019.

Fiscal Year 2020 Unaudited Financial Results

Total revenues were RMB5,844.3 million (US$895.7 million) for the fiscal year of 2020, representing an increase of 151.8% from RMB2,321.2 million for the prior year.

Revenues from vehicle sales were RMB5,546.8 million (US$850.1 million) for fiscal year 2020, representing an increase of 155.5% from RMB2,171.2 million for the prior year. The increase was mainly due to higher sales and better product mix as a result of mass delivery of the P7 in the second quarter of 2020.

Revenues from services and others were RMB297.5 million (US$45.6 million) for fiscal year 2020, representing an increase of 98.3% from RMB150.0 million for the prior year. The increase was mainly attributed to increased revenue from after-sales services and sale of retail merchandise which were associated with the increase in accumulated number of vehicles delivered.

Cost of sales was RMB5,578.3 million (US$854.9 million) for fiscal year 2020, representing an increase of 93.7% from RMB2,879.4 million for the prior year. The increase was mainly due to the increase of vehicle deliveries as described above.

Gross margin was 4.6% for fiscal year 2020, compared to negative 24.0% for the prior year.

Vehicle margin was 3.5% for fiscal year 2020, compared to negative 25.9% for the prior year, primarily due to better product mix, decreased material costs and improved manufacturing efficiency.

Research and development expenses were RMB1,725.9 million (US$264.5 million) for fiscal year 2020, representing a decrease of 16.6% from RMB2,070.2 million for the prior year. The decrease was mainly due to higher expenses relating to the development of the P7 in 2019.

Selling, general and administrative expenses were RMB2,920.6 million (US$447.6 million) for fiscal year 2020, representing an increase of 150.8% from RMB1,164.6 million for the prior year. The increase was mainly due to (i) higher marketing, promotional and advertising expenses to support vehicle sales, (ii) the expansion of our sales network and associated personnel cost for sales staff, lease expenses for the physical sales and service centers, and commission to the franchised stores, and (iii) share-based compensation expenses recognized from the share-based awards granted to the Company’s employees in 2020, including a one-off large amount recognized in the third quarter related to the share-based awards granted to the Company’s employees with a performance condition of an IPO.

Loss from operations was RMB4,293.7 million (US$658.0 million) for fiscal year 2020, compared with RMB3,780.6 million for the prior year.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB3,297.3 million (US$505.3 million) for fiscal year 2020, compared with RMB3,780.1 million for the prior year.

Net loss was RMB2,732.0 million (US$418.7 million) for fiscal year 2020, compared with RMB3,691.7 million for the prior year.

Non-GAAP net loss, which excludes share-based compensation expenses and fair value change on derivative liabilities related to the redemption right of preferred shares, was RMB2,991.8 million (US$458.5 million) for fiscal year 2020, compared with RMB3,718.8 million for the prior year.

Net loss attributable to ordinary shareholders of XPeng Inc. was RMB4,889.7 million (US$749.4 million) for fiscal year 2020, compared with RMB4,642.8 million for the prior year.

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc., which excludes share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value, was RMB2,991.8 million (US$458.5 million) for fiscal year 2020, compared with RMB3,708.9 million for the prior year.

Basic and diluted net loss per ADS were both RMB12.97 (US$1.99) for fiscal year 2020, compared to RMB26.57 for the prior year.

Non-GAAP basic and diluted net loss per ADS were both RMB7.93 (US$1.22) for fiscal year 2020, compared to RMB21.23 for the prior year.

Business Outlook

For the first quarter of 2021, the Company expects:

•	Deliveries of vehicles to be approximately 12,500 vehicles, representing a year-over-year increase of approximately 450%.

•	Total revenues to be approximately RMB2.6 billion, representing a year-over-year increase of approximately 531%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 8, 2021 (9:00 PM Beijing/Hong Kong time on March 8, 2021).

Dial-in details for the earnings conference call are as follows:

United States:	+1-833-350-1333
United Kingdom	+44-203-547-8612
International:	+1-236-389-2427
Hong Kong, China:	+852-3012-6671
Mainland China:	400-820-9391
Conference ID:	9292911

Participants should dial-in at least 5 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until March 15, 2021, by dialing the following telephone numbers:

United States:	+1-800-585-8367
International:	+1-416-621-4642
Replay Access Code:	9292911

About XPeng Inc.

XPeng Inc. is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with offices in Beijing, Shanghai, Silicon Valley, and San Diego in the U.S. The Company’s Smart EVs are manufactured at plants in Zhaoqing and Zhengzhou, located in Guangdong and Henan provinces, respectively. For more information, please visit https://en.xiaopeng.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and/or accretion on preferred shares to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.5250 to US$1.00, the exchange rate on December 31, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goal and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

Marie Cheung

XPeng Inc.

Tel: +852 9750 5170 / +86 1550 7577 546

E-mail: mariecheung@xiaopeng.com

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of
	December 31, 2019	December 31, 2020	December 31, 2020
	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	1,946,931	29,209,388	4,476,535
Restricted cash	460,812	2,332,145	357,417
Short-term deposits	—	979,897	150,176
Short-term investments	407,844	2,820,711	432,293
Derivative assets-current	—	105,183	16,120
Accounts receivable, net	539,199	1,128,892	173,010
Current portion of finance lease receivables, net	45,836	156,069	23,919
Inventory	454,116	1,343,025	205,828
Amounts due from related parties	22,605	682	105
Prepayments and other current assets	1,083,307	1,603,286	245,714

Total current assets	4,960,650	39,679,278	6,081,117

Non-current assets:
Property, plant and equipment, net	3,229,952	3,081,502	472,261
Right-of-use assets	440,097	461,184	70,680
Intangible assets, net	117,932	607,781	93,147
Land use rights, net	255,257	249,934	38,304
Finance lease receivables, net	109,965	397,467	60,914
Other non-current assets	137,512	228,633	35,040
Long-term investments	—	1,000	153

Total non-current assets	4,290,715	5,027,501	770,499

Total assets	9,251,365	44,706,779	6,851,616

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of
	December 31, 2019	December 31, 2020	December 31, 2020
	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD
Liabilities
Current liabilities
Short-term borrowings	419,950	127,900	19,602
Accounts and notes payable	953,946	5,111,745	783,409
Amount due to a related party	678	12,062	1,849
Current portion of lease liabilities	90,740	119,565	18,324
Current portion of deferred revenue	16,382	163,617	25,075
Current portion of long-term borrowings	60,000	45,000	6,897
Accruals and other liabilities	1,755,995	2,256,165	345,773
Income taxes payable	—	1,209	185

Total current liabilities	3,297,691	7,837,263	1,201,114

Non-current liabilities
Long-term borrowings	1,690,000	1,645,000	252,107
Lease liabilities	361,404	352,501	54,023
Deferred revenue	69,116	144,767	22,187
Other non-current liabilities	73,015	297,439	45,585
Derivative liabilities	897,091	—	—

Total non-current liabilities	3,090,626	2,439,707	373,902

Total liabilities	6,388,317	10,276,970	1,575,016

Mezzanine Equity
convertible redeemable preferred shares	9,693,478	—	—

Total mezzanine equity	9,693,478	—	—

Shareholder’s equity
Class A Ordinary shares	2	63	10
Class B Ordinary shares	19	26	4
Class C Ordinary shares	—	12	2
Additional paid in capital	—	46,482,512	7,123,757
Accumulated other comprehensive loss	(5,948)	(730,381)	(111,936)
Accumulated deficit	(6,824,503)	(11,322,423)	(1,735,237)

Total shareholders’ equity	(6,830,430)	34,429,809	5,276,600

Noncontrolling interests	—	—	—

Total shareholders’ equity	(6,830,430)	34,429,809	5,276,600

Total liabilities, mezzanine equity and shareholders’ equity	9,251,365	44,706,779	6,851,616

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	RMB	USD
Revenues
-Vehicle sales	574,957	1,898,041	2,735,444	419,225
-Services and others	65,053	92,078	115,908	17,764

Total revenues	640,010	1,990,119	2,851,352	436,989

Cost of sales
-Vehicle sales	(623,998)	(1,836,756)	(2,550,587)	(390,895)
-Services and others	(58,061)	(61,822)	(90,201)	(13,824)

Total cost of sales	(682,059)	(1,898,578)	(2,640,788)	(404,719)

Gross (loss)/profit	(42,049)	91,541	210,564	32,270

Operating expenses
Research and development expenses	(651,958)	(635,373)	(459,955)	(70,491)
Selling, general and administrative expenses	(394,462)	(1,203,792)	(917,883)	(140,672)

Total operating expenses	(1,046,420)	(1,839,165)	(1,377,838)	(211,163)

Other income	2,370	3,440	46,097	7,065
Loss from operations	(1,086,099)	(1,744,184)	(1,121,177)	(171,828)

Interest income	8,237	23,216	88,867	13,619
Interest expense	(9,872)	(3,926)	(2,571)	(394)
Fair value gain on derivative liabilities	100,122	620,209	123,374	18,908
Other non-operating (loss)/income, net	(9,455)	(44,070)	125,303	19,204

Loss before income taxes	(997,067)	(1,148,755)	(786,204)	(120,491)
Income tax expenses	(1)	(6)	(1,217)	(187)

Net loss	(997,068)	(1,148,761)	(787,421)	(120,678)

Accretion on Preferred Shares to redemption value	(357,529)	(877,007)	—	—

Net loss attributable to ordinary shareholders of XPeng Inc.	(1,354,597)	(2,025,768)	(787,421)	(120,678)

Net loss	(997,068)	(1,148,761)	(787,421)	(120,678)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	(7,379)	(143,220)	(565,814)	(86,715)
Total other comprehensive loss	(7,379)	(143,220)	(565,814)	(86,715)

Total comprehensive loss	(1,004,447)	(1,291,981)	(1,353,235)	(207,393)

Accretion on Preferred Shares to redemption value	(357,529)	(877,007)	—	—

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(1,361,976)	(2,168,988)	(1,353,235)	(207,393)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	RMB	USD
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	349,558,977	799,364,696	1,495,225,306	1,495,225,306
Net loss per share attributable to ordinary shareholders
Basic and diluted	(3.88)	(2.53)	(0.53)	(0.08)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	174,779,489	399,682,348	747,612,653	747,612,653
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(7.75)	(5.07)	(1.05)	(0.16)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019 (audited)	2020 (unaudited)	2020 (unaudited)
	RMB	RMB	USD
Revenues
-Vehicle sales	2,171,231	5,546,754	850,077
-Services and others	149,988	297,567	45,604

Total revenues	2,321,219	5,844,321	895,681

Cost of sales
-Vehicle sales	(2,733,531)	(5,350,479)	(819,997)
-Services and others	(145,829)	(227,853)	(34,920)

Total cost of sales	(2,879,360)	(5,578,332)	(854,917)

Gross (loss)/profit	(558,141)	265,989	40,764

Operating expenses
Research and development expenses	(2,070,158)	(1,725,906)	(264,507)
Selling, general and administrative expenses	(1,164,569)	(2,920,649)	(447,609)

Total operating expenses	(3,234,727)	(4,646,555)	(712,116)

Other income	12,294	86,830	13,307
Loss from operations	(3,780,574)	(4,293,736)	(658,045)

Interest income	88,843	133,036	20,389
Interest expense	(32,017)	(22,451)	(3,441)
Fair value gain on derivative liabilities	27,679	1,362,025	208,739
Other non-operating income	4,397	90,364	13,849

Loss before income taxes	(3,691,672)	(2,730,762)	(418,509)
Income tax expenses	(1)	(1,223)	(187)

Net loss	(3,691,673)	(2,731,985)	(418,696)

Accretion on Preferred Shares to redemption value	(961,050)	(2,157,744)	(330,689)
Deemed contribution from repurchase of Preferred Shares	9,969	—	—

Net loss attributable to ordinary shareholders of XPeng Inc.	(4,642,754)	(4,889,729)	(749,385)

Net loss	(3,691,673)	(2,731,985)	(418,696)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	(2,968)	(724,433)	(111,024)
Total other comprehensive loss	(2,968)	(724,433)	(111,024)

Total comprehensive loss	(3,694,641)	(3,456,418)	(529,720)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019 (audited)	2020 (unaudited)	2020 (unaudited)
	RMB	RMB	USD
Accretion on Preferred Shares to redemption value	(961,050)	(2,157,744)	(330,689)
Deemed contribution from repurchase of Preferred Shares	9,969	—	—

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(4,645,722)	(5,614,162)	(860,409)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	349,450,580	754,270,914	754,270,914
Net loss per share attributable to ordinary shareholders
Basic and diluted	(13.29)	(6.48)	(0.99)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	174,725,290	377,135,457	377,135,457
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(26.57)	(12.97)	(1.99)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	December 31, 2019 (unaudited)	September 30, 2020 (unaudited)	December 31, 2020 (unaudited)	December 31, 2020 (unaudited)
	RMB	RMB	RMB	USD
Loss from operations	(1,086,099)	(1,744,184)	(1,121,177)	(171,828)
Share-based compensation expenses	131	921,610	74,807	11,465

Non-GAAP loss from operations	(1,085,968)	(822,574)	(1,046,370)	(160,363)

Net loss	(997,068)	(1,148,761)	(787,421)	(120,678)
Share-based compensation expenses	131	921,610	74,807	11,465
Fair value gain of convertible redeemable preferred shares	(100,122)	(637,779)	—	—

Non-GAAP net loss	(1,097,059)	(864,930)	(712,614)	(109,213)

Net loss attributable to ordinary shareholders	(1,354,597)	(2,025,768)	(787,421)	(120,678)
Share-based compensation expenses	131	921,610	74,807	11,465
Fair value gain of convertible redeemable preferred shares	(100,122)	(637,779)	—	—
Accretion on Preferred Shares to redemption value	357,529	877,007	—	—

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(1,097,059)	(864,930)	(712,614)	(109,213)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	349,558,977	799,364,696	1,495,225,306	1,495,225,306
Non-GAAP net loss per ordinary share	(3.14)	(1.08)	(0.48)	(0.07)
Basic and diluted
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	174,779,489	399,682,348	747,612,653	747,612,653
Non-GAAP net loss per ADS
Basic and diluted	(6.28)	(2.16)	(0.95)	(0.15)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2020
	(audited)	(unaudited)	(unaudited)
	RMB’000	RMB’000	USD’000
Loss from operations	(3,780,574)	(4,293,736)	(658,045)
Share-based compensation expenses	517	996,417	152,708

Non-GAAP loss from operations	(3,780,057)	(3,297,319)	(505,337)

Net loss	(3,691,673)	(2,731,985)	(418,696)
Share-based compensation expenses	517	996,417	152,708
Fair value gain of convertible redeemable preferred shares	(27,679)	(1,256,221)	(192,524)

Non-GAAP net loss	(3,718,835)	(2,991,789)	(458,512)

Net loss attributable to ordinary shareholders	(4,642,754)	(4,889,729)	(749,385)
Share-based compensation expenses	517	996,417	152,708
Fair value gain of convertible redeemable preferred shares	(27,679)	(1,256,221)	(192,524)
Accretion on Preferred Shares to redemption value	961,050	2,157,744	330,689

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(3,708,866)	(2,991,789)	(458,512)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	349,450,580	754,270,914	754,270,914
Non-GAAP net loss per ordinary share
Basic and diluted	(10.61)	(3.97)	(0.61)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	174,725,290	377,135,457	377,135,457
Non-GAAP net loss per ADS
Basic and diluted	(21.23)	(7.93)	(1.22)